UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42602

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 28, 2026, Everbright Digital Holding Limited (the “Company”) completed its previously announced best-efforts registered offering (the “Offering”), pursuant to which the Company agreed to issue and sell 4,293,000 ordinary shares of the Company, par value of $0.00064 per share (each, an “Ordinary Share”), at an offering price of US$1.88 per Ordinary Share, for gross proceeds of approximately $8.07 million, before deducting placement agent fees, expenses and other estimated expenses payable by the Company.

WestPark Capital, Inc. acted as the sole placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated July 24, 2026, by and between the Company and the Placement Agent. Pursuant to the Placement Agency Agreement, the Placement Agent received at the closing of the Offering a fee of 6.5% of the gross proceeds of the Offering and reimbursement of up to $75,000 for its actual and accountable out-of-pocket expenses and disbursements related to the Offering.

The foregoing description of the Placement Agency Agreement is qualified by reference to the full text of such documents, which are furnished as Exhibit 1.1 to this report.

The securities in the Offering were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-297089), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2026, and declared effective by the SEC on July 23, 2026.

Following the closing of the Offering, the Company has 5,959,275 Ordinary Shares issued and outstanding.

In connection with the Offering, the Company issued a press release on July 26, 2026, announcing the pricing of the Offering and a press release on July 28, 2026, announcing the closing of the Offering, respectively. A copy of each press release is furnished as Exhibit 99.1 and Exhibit 99.2 to this report, respectively.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Form of Placement Agency Agreement
99.1	Press Release, dated July 26, 2026
99.2	Press Release, dated July 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2026	Everbright Digital Holding Limited

	By:	/s/ Leung Chun Yip
	Name:	Leung Chun Yip
	Title:	Chief Executive Officer

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